

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via Email
Matthew P. Flake
President and Chief Executive Officer
Q2 Holdings, Inc.
13785 Research Blvd, Suite 150
Austin, Texas 78750

    Re: **Q2 Holdings, Inc.**
               Amendment No. 1 to Draft Registration Statement on Form S-1
               Submitted January 24, 2014
               CIK No. 0001410384

Dear Mr. Flake:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 16, 2014.

General

1.   We will contact you separately regarding your graphics.

Capitalization, page 41

2.   We note your revised disclosure in response to prior comment 10. The revised disclosure indicates that you will repay $1.3 million of outstanding principal and accrued interest however the "pro forma as adjusted" column in your capitalization table appears to reflect the full $6.3 million of long-term debt being paid off. Please revise to clarify the anticipated pay-off amount.

Executive Compensation, page 97

3.   In response to prior comment 25, it appears that you have omitted the fiscal year 2012 executive compensation information. Instruction 1 to Item 402(n) of Regulation S-K requires a company to "provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement." Given that the registration statement was initially submitted on December 20, 2013 which would have required the fiscal year 2012 executive compensation disclosure, please tell why you believe omission of the 2012 information is appropriate.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenues, page F-11

4.   In response to prior comment 36, we note your expanded disclosures appear to indicate that additional fees are generated for transactions processed during the period for monthly usage above the levels included in the standard subscription fee. Please clarify if your standard subscription fee includes a set number of transactions that can be processed during the period before additional fees are generated. If true, please clarify your disclosure to indicate this on page 2 and elsewhere in your filing where you discuss generating additional revenues based on the number of transactions performed on your solutions.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Email
        John J. Gilluly III, P.C.
        DLA Piper US LLP